                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13D/A-12
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(a)

                               (Amendment No. 12)

                        Gyrodyne Company of America, Inc.
                        ---------------------------------
                                (Name of issuer)

                                  Common Stock
                         -----------------------------
                         (Title of class of securities)

                                    403820103
                         ------------------------------
                                 (CUSIP number)

                   Robert T. Needham, K Capital Partners, LLC
                                  75 Park Plaza
                           Boston, Massachusetts 02116
                                 (617) 646-7700
   ---------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 12, 2002
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 (Page 1 of 11)




--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-----------------------------                      -----------------------------
     CUSIP NO. 403820103              13D               PAGE 2 OF 12 PAGES
-----------------------------                      -----------------------------

---------- ---------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           K Capital Partners, LLC

---------- ---------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                    (b)  |_|

---------- ---------------------------------------------------------------------

3.         SEC USE ONLY

---------- ---------------------------------------------------------------------

4.         SOURCE OF FUNDS*

---------- ---------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                          |_|

---------- ---------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------

     NUMBER OF         7.       SOLE VOTING POWER           0

      SHARES       -------- ----------------------------------------------------

   BENEFICIALLY        8.       SHARED VOTING POWER         0

  OWNED BY EACH    -------- ----------------------------------------------------

    REPORTING          9.       SOLE DISPOSITIVE POWER      0

   PERSON WITH     -------- ----------------------------------------------------

                      10.      SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       |_|

---------- ---------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
---------- ---------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
     CUSIP NO. 403820103              13D               PAGE 3 OF 12 PAGES
-----------------------------                      -----------------------------

---------- ---------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

---------- ---------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                    (b)  |_|

---------- ---------------------------------------------------------------------

3.         SEC USE ONLY

---------- ---------------------------------------------------------------------

4.         SOURCE OF FUNDS*

---------- ---------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                          |_|

---------- ---------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands

--------------------------------------------------------------------------------

     NUMBER OF         7.       SOLE VOTING POWER           0

      SHARES       -------- ----------------------------------------------------

   BENEFICIALLY        8.       SHARED VOTING POWER         0

  OWNED BY EACH    -------- ----------------------------------------------------

    REPORTING          9.       SOLE DISPOSITIVE POWER      0

   PERSON WITH     -------- ----------------------------------------------------

                      10.      SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       |_|

---------- ---------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
---------- ---------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
     CUSIP NO. 403820103              13D               PAGE 4 OF 12 PAGES
-----------------------------                      -----------------------------

---------- ---------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           K Capital Offshore Master Fund (U.S. Dollar), L.P.

---------- ---------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                    (b)  |_|

---------- ---------------------------------------------------------------------

3.         SEC USE ONLY

---------- ---------------------------------------------------------------------

4.         SOURCE OF FUNDS*

---------- ---------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                          |_|

---------- ---------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands

--------------------------------------------------------------------------------

     NUMBER OF         7.       SOLE VOTING POWER           0

      SHARES       -------- ----------------------------------------------------

   BENEFICIALLY        8.       SHARED VOTING POWER         0

  OWNED BY EACH    -------- ----------------------------------------------------

    REPORTING          9.       SOLE DISPOSITIVE POWER      0

   PERSON WITH     -------- ----------------------------------------------------

                      10.      SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       |_|

---------- ---------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
---------- ---------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
     CUSIP NO. 403820103              13D               PAGE 5 OF 12 PAGES
-----------------------------                      -----------------------------

---------- ---------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Harwich Capital Partners, LLC

---------- ---------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                    (b)  |_|

---------- ---------------------------------------------------------------------

3.         SEC USE ONLY

---------- ---------------------------------------------------------------------

4.         SOURCE OF FUNDS*

---------- ---------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                          |_|

---------- ---------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------

     NUMBER OF         7.       SOLE VOTING POWER           0

      SHARES       -------- ----------------------------------------------------

   BENEFICIALLY        8.       SHARED VOTING POWER         0

  OWNED BY EACH    -------- ----------------------------------------------------

    REPORTING          9.       SOLE DISPOSITIVE POWER      0

   PERSON WITH     -------- ----------------------------------------------------

                      10.      SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       |_|

---------- ---------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
---------- ---------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
     CUSIP NO. 403820103              13D               PAGE 6 OF 12 PAGES
-----------------------------                      -----------------------------

---------- ---------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Thomas Knott

---------- ---------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                    (b)  |_|

---------- ---------------------------------------------------------------------

3.         SEC USE ONLY

---------- ---------------------------------------------------------------------

4.         SOURCE OF FUNDS*

---------- ---------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                          |_|

---------- ---------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S. Citizen

--------------------------------------------------------------------------------

     NUMBER OF         7.       SOLE VOTING POWER           0

      SHARES       -------- ----------------------------------------------------

   BENEFICIALLY        8.       SHARED VOTING POWER         0

  OWNED BY EACH    -------- ----------------------------------------------------

    REPORTING          9.       SOLE DISPOSITIVE POWER      0

   PERSON WITH     -------- ----------------------------------------------------

                      10.      SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       |_|

---------- ---------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
---------- ---------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
     CUSIP NO. 403820103              13D               PAGE 7 OF 12 PAGES
-----------------------------                      -----------------------------

---------- ---------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Abner Kurtin

---------- ---------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                    (b)  |_|

---------- ---------------------------------------------------------------------

3.         SEC USE ONLY

---------- ---------------------------------------------------------------------

4.         SOURCE OF FUNDS*

---------- ---------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                          |_|

---------- ---------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S. Citizen

--------------------------------------------------------------------------------

     NUMBER OF         7.       SOLE VOTING POWER           0

      SHARES       -------- ----------------------------------------------------

   BENEFICIALLY        8.       SHARED VOTING POWER         0

  OWNED BY EACH    -------- ----------------------------------------------------

    REPORTING          9.       SOLE DISPOSITIVE POWER      0

   PERSON WITH     -------- ----------------------------------------------------

                      10.      SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       |_|

---------- ---------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
---------- ---------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
     CUSIP NO. 403820103              13D               PAGE 8 OF 12 PAGES
-----------------------------                      -----------------------------


     This Amendment No. 12 ("AMENDMENT NO. 12") amends and supplements the Report on Schedule 13D, filed on June 14, 1999, as amended by Amendment No. 1 filed on August 13, 1999, Amendment No. 2 filed on November 5, 1999, Amendment No. 3 filed on December 2, 1999, Amendment No. 4 filed on January 21, 2000, Amendment No. 5 filed on July 13, 2001, Amendment No. 6 filed on July 26, 2001, Amendment No. 7 filed on August 8, 2001, Amendment No. 8 filed on August 13, 2001, Amendment No. 9 filed on January 15, 2002, Amendment No. 10 filed on February 12, 2002 and Amendment No. 11 filed on March 15, 2002 (collectively, the "SCHEDULE 13D"). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.

     This filing of Amendment No. 12 is not, and should not be deemed to be construed as, an admission that the Schedule 13D or that any amendment thereto is required to be filed or that any of the Reporting Persons are or have been, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 1. SECURITY AND ISSUER.

     This Report on Schedule 13D relates to shares of common stock, par value $1.00 per share (the "COMMON STOCK") of Gyrodyne Company of America, Inc. ("GYRODYNE"), whose principal executive offices are located at 102 Flowerfield Street, St. James, New York 11780.

ITEM 4. PURPOSE OF TRANSACTIONS.

     The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

     On April 12, the Reporting Persons entered into a Settlement Agreement with Gyrodyne, pursuant to which Gyrodyne agreed to repurchase 111,000 shares of Common Stock owned by the Reporting Persons at a price of $20.25 per share. In exchange, the Reporting Persons have agreed to withdraw their nominations of Richard S. Frary and Marvin L. Olshan for election as directors of Gyrodyne and to cease all activities in connection with its proxy solicitation contest. In the Settlement Agreement, the Reporting Persons agreed to a ten year standstill agreement and Gyrodyne agreed to indemnify the Reporting Persons against liabilities arising out of the repurchase. The agreement also contained a mutual release of claims by the parties. In addition, the Reporting Persons separately entered into a Stock Purchase Agreement with Gerard Scollan pursuant to which Gerard Scollan agreed to buy 98,350 shares owned by the Reporting Persons at a price of $20.25 per share. Copies of the Settlement Agreement and Stock Purchase Agreement are attached as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

     Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of April 12, 2002, the Reporting Persons do not beneficially own any shares of Common Stock.

     (b) Not applicable.

-----------------------------                      -----------------------------
     CUSIP NO. 403820103              13D               PAGE 9 OF 12 PAGES
-----------------------------                      -----------------------------

     (c) The Reporting Persons have made the following sales of shares of Common Stock.


           Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

-------------------------- --------------- -------------------- ---------------------------
       Transaction Date      # of Shares      Price Per Share      Aggregate Sale Price
-------------------------- --------------- -------------------- ---------------------------
           04/12/02             27,781             $20.25                $562,565.25
-------------------------- --------------- -------------------- ---------------------------


               K Capital Offshore Master Fund (U.S. Dollar), L.P.

-------------------------- --------------- -------------------- ---------------------------
       Transaction Date      # of Shares     Price Per Share       Aggregate Sale Price
-------------------------- --------------- -------------------- ---------------------------
           04/12/02            111,000             $20.25              $2,247,750.00
-------------------------- --------------- -------------------- ---------------------------
           04/12/02             70,569             $20.25              $1,429,022.25
-------------------------- --------------- -------------------- ---------------------------

     All sales were made in privately negotiated transactions.

     (d) Each Partnership is a limited partnership. Each member of the Partnership is entitled to receive certain distributions from the Partnership's assets as specified in the Partnership's governing documents.

     (e) As of April 12, 2002, the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Shares of the Company.

     The filing of this statement shall not be construed as an admission that any of the Reporting Persons are or were, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response to Item 4 and the exhibits attached hereto are incorporated herein by reference.

     Except as otherwise set forth in Item 4 of this Amendment No. 12 to
Schedule 13D or as previously disclosed, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Gyrodyne including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of Gyrodyne, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

-----------------------------                      -----------------------------
     CUSIP NO. 403820103              13D              PAGE 10 OF 12 PAGES
-----------------------------                      -----------------------------


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1 Settlement Agreement dated as of April 12, 2002 by and among Special K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P., Harwich Capital Partners, LLC, Abner Kurtin, Thomas Knott and Gyrodyne Company of America, Inc.

99.2 Stock Purchase Agreement dated as of April 12, 2002 by and among Special K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P. and Gerard Scollan

-----------------------------                      -----------------------------
     CUSIP NO. 403820103              13D              PAGE 11 OF 12 PAGES
-----------------------------                      -----------------------------

                                                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

     EXECUTED as a sealed instrument this 12th day of April, 2002.


                           Special K Capital Offshore Master Fund
                           (U.S. Dollar), L.P.


                           By: /S/ ROBERT T. NEEDHAM
                               ----------------------
                               K Capital Partners, LLC, General Partner
                               By: Harwich Capital Partners, LLC, its Managing
                                   Member
                               By: Robert T. Needham, its Chief Administrative
                                   Officer


                           K Capital Offshore Master Fund (U.S. Dollar), L.P.


                           By: /S/ ROBERT T. NEEDHAM
                               ----------------------
                               K Capital Partners, LLC, General Partner
                               By: Harwich Capital Partners, LLC, its Managing
                                   Member
                               By: Robert T. Needham, its Chief Administrative
                                   Officer


                           K Capital Partners, LLC


                           By: /S/ ROBERT T. NEEDHAM
                               ----------------------
                               Harwich Capital Partners, LLC, its Managing
                               Member
                               By: Robert T. Needham, its Chief
                                   Administrative Officer


                           Harwich Capital Partners, LLC


                           By: /S/ ROBERT T. NEEDHAM
                               ----------------------
                               Robert T. Needham, its Chief
                               Administrative Officer

-----------------------------                      -----------------------------
     CUSIP NO. 403820103              13D              PAGE 12 OF 12 PAGES
-----------------------------                      -----------------------------



                               Thomas Knott*

                               By: /S/ ROBERT T. NEEDHAM
                                   ----------------------
                                   Robert T. Needham
                                   Attorney in Fact



                               Abner Kurtin*

                               By: /S/ ROBERT T. NEEDHAM
                                  ----------------------
                                  Robert T. Needham
                                  Attorney in Fact


     *Powers of attorney, dated as of September 4, 2001, by Thomas Knott and Abner Kurtin are currently on file with the Commission and are incorporated herein by reference.